U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Cooley, Jr.    Donald   R.
   8201 Peters Road, Suite 1000
   Plantation, Florida 33324
2. Issuer Name and Ticker or Trading Symbol
   Tollycraft Yacht Corporation
   TLLR
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   January 1999
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   President & COO
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

Table I -- Non-Derivative Securities Acquired, Disposed of, or
           Beneficially Owned


                                                   5.Amount

 of Secu-
                                                   rities
                                                   Bene-
                                                   ficially
                                4.Securities       Owned at  6.Ownership
             2.Trans- 3.Trans-   Acquired (A) or    End of    Form:       7.
             action  action     Disposed of (D)    Month     Direct   Nature of
             Date    Code       (Instr. 3,4 and 5)           (D) or   Indirect
1.Title of  (Month/ (Instr.8)          (A)                  Indirect Beneficial
Security     Day/                       or         (Instr.    (I)    Ownership
(Instr.3)    Year)   Code  V   Amount  (D)  Price  3 and 4) (Instr.4)(Instr.4)


Common Stock
$.001 par    ________ A        20,000   D   $_.__  _________     D


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.




           Table II--Derivative Securities Acquired, Disposed of or Beneficially
Owned (e.g., puts, calls, warrants, options, convertible securities)

            2.Conver-                    5.Number of Deriv-  6.Date Exercisable
            sion or   3.Trans-             ative Securities  and Expiration Date
            Exercise  action               Acquired (A) or   (Month/Day/Year)
1.Title of  Price of  Date     4.Transac-  Disposed of (D)
Derivative  Deriv-    (Month/  tion Code   (Instr.3,4,and 5) Date
Security    ative     Day/     (Instr.8)                     Exercis- Expiration
(Instr.3)   Security  Year)    Code  V     (A)     (D)      able     Date


Stock
  Option(1)  $9.25                                           (1)      (1)
Incentive
  Option(2)  (2)                                             (2)      (2)
Stock
 Option (3)  $6.00                                           2-18-97  2-18-02


                                                              10.
                                                9.Number of Ownership
                                                 Derivative Form of
                                                 Securities Derivative
                                                 Benefi-    Security:   11.
             7.Title and                         cially     Direct    Nature
             Amount of Underlying     8.Price of Owned at   (D) or   of Indirect
             Securities               Derivative End of     Indirect  Beneficial
1.Title of   (Instr. 3 and 4)         Security   Month      (I)       Ownership
Derivative                  Amount or
Security     Title          Number of  (Instr.5) (Instr.4) (Instr. 4) (Instr.4)

Stock
  Option(1)  Common Stock   120,000   $0         1          D
Incentive
  Option(2)  Common Stock    40,000   $0         1          D
Stock
 Option (3)  Common Stock   105,000   $0         1          D



Explanation of Responses:

(1) Granted 1-11-96. Exercisable at $9.25 per share. Expires 24 months after the debt owed by the Company to Vera Corporation is fully paid and no longer outstanding or is bargained, sold, assigned, transferred or conveyed to a third party, and written notice form the Company of such payoff or transfer is given to the Optionee. The Vera debt is currently outstanding and option is therefor unexercisable.

(2) Granted 1-11-96. Exercisable as follows: 1.1 Up to 10,000 shares at $9.25 per share, which is the fair value at the time this option is granted, on or before 12-31-96; 1.2 Any unexercised shares issuable pursuant to Section 1.1 herein and up to 10,000 additional shares, all at $12.50 per share on or before 12-31-97; 1.3 Any unexercised shares issuable pursuant to Sections 1.1 and 1.2 herein and up to 10,000 additional shares, all at 50% of the bid price of the stock as quoted at the time notice of exercise is given, on or before 12-31-98; 1.4 Any unexercised shares issuable pursuant to Sections 1.1, 1.2, and 1.3 herein and up to 10,000 additional shares, all at 50% of the bid price of the stock as quoted at the time notice of exercise is given, on or before 12-31-99.

(3) Granted 2-18-97 pursuant to the 1996 Employee Stock Option Plan.


**Signature of Reporting Person


/s/___________________
D.R. Cooley
Date 6-14-99

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).